EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2012

25 Cents Per ADS Payable on July 31, 2013

TAINAN, Taiwan, June 17, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today declared a cash dividend of 25 cents per ADS, or 12.5 cents per ordinary share, for the year of 2012.

The cash dividend is expected to be paid on July 31, 2013 to all the shareholders of record as of July 19, 2013. The ADS book will be closed for issuance and cancellation from July 12, 2013 to July 19, 2013. Himax's 2013 dividend is based on its performance for FY2012. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year's financial performance.

"Since our IPO in 2006, we have remained committed to a dividend policy," began Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. "The Himax dividend is based on our prior year's profitability. The payout ratio and yield of our dividend is compared to those of other dividend paying companies in our sector which we work to maintain our high competitive standards. Due to significant profitability improvement in 2012, Himax increases cash dividend from 6.3 cents per ADS in 2012 to 25 cents per ADS in 2013. The high payout ratio demonstrates our continued support of our shareholder base and long standing profitability."

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,450 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,869 patents granted and 1,307 patents pending approval worldwide as of March 31, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Company Contacts
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300 or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com